UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING          SEC FILE NUMBER

                                                                0-1665
                                                                ----------------

                                                                CUSIP NUMBER

                                                                233 065 101
                                                                ----------------

(Check One): [  ] Form 10-K and Form 10-KSB   [  ] Form 11-K    [  ] Form 20-F
             [X] Form 10-Q and Form 10-QSB    [  ] Form N-SAR   [  ] Form N-CSR

     For Period Ended: March 31, 2003
                       --------------

     [   ]    Transition Report on Form 10-K
     [   ]    Transition Report on Form 11-K
     [   ]    Transition Report on Form 20-F
     [   ]    Transition Report on Form 10-Q
     [   ]    Transition Report on Form N-SAR
     For the Transition Period Ended:


  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                DCAP GROUP, INC.
                             Full Name of Registrant

                             _______________________
                            Former Name if Applicable

                                  1158 Broadway
            Address of Principal Executive Office (Street and Number)

                                Hewlett, NY 11557
                            City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to file its Quarterly Report on Form 10-QSB for the period ended March 31, 2003 within the prescribed time period due to the unavailability of certain information from a third party insurance carrier.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Barry Goldstein                         (516)           374-7600
     ---------------------------------------------------------------------------
     (Name)                                (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change
---------------------------------

It is anticipated that the Company will report revenues of between $1,750,000 and $1,810,000 for the three month period ended March 31, 2003 as compared to approximately $534,000 for the three month period ended March 31, 2002. The March 31, 2002 figure excludes revenues from discontinued operations in order to conform with the March 31, 2003 presentation.

The Company anticipates reporting income from continuing operations of between $370,000 and $430,000 and a loss from discontinued operations of approximately $46,000 for the three months ended March 31, 2003. For the three months ended March 31, 2002, the Company had income from continuing operations of approximately $2,000 and income from discontinued operations of approximately $26,000.

The substantial increase in revenues and income from continuing operations for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002 was the result primarily of the inclusion in the 2003 figures of the operations of Barry Scott Companies, Inc., which was acquired in August 2002, and an increase in premium finance revenues and net income.

                                DCAP GROUP, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 16, 2003                               By: /s/ Barry Goldstein
     -------------                                  ---------------------------
                                                    Barry Goldstein
                                                    Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)